Exhibit (a)(5)(viii)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
MediaRing Increases Pacific Internet Bid to US$9.50 Per Share
and Says Offer Price is Final1
NEW YORK, June 22 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI; “MediaRing”), a leading VoIP telephony service provider in Asia, today raised the price of its cash tender offer to acquire all the issued shares of Pacific Internet Limited (“PacNet”) to US$9.50 net in cash per share. MediaRing stated that the offer price is final and that it will not increase or revise the offer price further.1
This revised offer price represents an increase of 15.2% from MediaRing’s initial offer price of US$8.25 per share, a 47.1% premium over PacNet’s closing share price on February 24, 2006 (the last trading day on the Nasdaq before MediaRing first announced its intention to make the offer), and a 18.6% premium over PacNet’s closing share price of US$8.01 on June 20, 2006. PacNet's shares closed at US$7.95 on June 21.
Commenting on the revised offer price, Mr. Koh Boon Hwee, Executive Director of MediaRing, said: “We are taking this step to demonstrate our commitment to our offer for PacNet. Given PacNet’s share price performance in recent months and market uncertainty going forward, we believe our revised cash offer represents very good value for PacNet’s shareholders.”
MediaRing also announced today a further and final extension of the expiration date of the offer until 5:00 p.m., New York City time, on July 10, 2006. 1 The offer had previously been scheduled to expire at 12:00 midnight, New York City time, on June 26, 2006.
MediaRing urged PacNet shareholders to consider and note the following in evaluating its offer:
●	The revised offer price represents a significant premium of 47.1% over PacNet’s closing price of US$6.46 on February 24, 2006 (the last trading day immediately before MediaRing’s initial offer announcement), and represents a premium of 18.6% over PacNet’s closing price of US$8.01 on June 20, 2006.

●	PacNet’s share price closed at a high of US$8.99 on April 26, 2006 after MediaRing’s initial announcement of the offer, but the market price of PacNet shares has since drifted down to close at US$8.01 on June 20, 2006 and may drift lower in the absence of the offer.

●	There have only been two significant block sales of PacNet shares within the last 15-month period: SembCorp’s sale to Kingsville at an implied EV/EBITDA (enterprise value to EBITDA) multiple of 4.6x and Kingsville’s subsequent sale to Vantage at an implied

[1]	Under applicable rules and regulations, MediaRing is not permitted to further revise the offer after June 23 and/or further extend the offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. MediaRing reserves the right to extend and/or revise its offer in the event of a competing offer.

EV/EBITDA multiple of 5.6x. The revised offer is at a premium of 73.9% and 42.9% to those transactions, respectively, at an implied EV/EBITDA multiple of 8.0x.

●	The premiums of the revised offer price over the varying periods preceding MediaRing’s offer, ranging from 1-day to 12-month volume-weighted average prices (VWAPs) of the PacNet shares, are between 31.2% and 47.2%, which exceed the median control premiums, and are in line with the mean control premiums for similar periods in other comparable Nasdaq tender offer transactions selected by PacNet’s independent financial advisor[2] for the purpose of its fairness opinion dated May 26, 2006.

●	To date, there are no alternative offers or concrete proposals available to all shareholders.

●	This is an all-cash offer which allows all shareholders to realize their investment without having to wait for the outcome of PacNet’s 5-year business plan. Shareholders are not subject to uncertainties or risks relating to the performance or growth of PacNet’s business or execution of PacNet’s business plan. MediaRing believes PacNet has not substantiated its business plan with any concrete financial projections, or fully addressed the various risks, challenges and competition that they would be facing in the new markets and new business segments in executing its business plan.

●	Vantage Corporation Limited (“Vantage”), which owns approximately 29% of the shares in PacNet and has two directors on the PacNet board, has publicly rejected MediaRing’s offer. MediaRing strongly believes Vantage’s interest in the offer may not be aligned with that of other PacNet shareholders. PacNet shareholders should note that the success of the offer would adversely affect Vantage’s plans and ability to have its shares re-trade on the Singapore Stock Exchange. Trading of Vantage’s shares has been suspended since September 2, 2004 because Vantage did not have a substantive core business and Vantage acquired its interest in PacNet early this year with a view to lifting its trading suspension pursuant to Singapore listing rules. The conditions imposed by the Singapore Stock Exchange for the lifting of the suspension include that Vantage “must have and maintained board control of PacNet such that PacNet will become a subsidiary of Vantage”, and Vantage “must maintain a controlling stake in PacNet.”[3]

●	Vantage had previously said that it was considering its options in respect of its interest in PacNet, including the possibility of increasing its shareholding in PacNet. However, the recent filing of a prospectus by PacNet with the U.S. Securities and Exchange Commission on May 31 enables Vantage to publicly sell or transfer up to nearly all of its PacNet shares. It appears to MediaRing that Vantage has an intention to sell or transfer its PacNet shares.
The offer remains subject to the same conditions as MediaRing’s original offer, including the tender of a sufficient number of shares such that MediaRing would own (including the shares it currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date).

[2]	Please refer to pages 63 and 64 of PacNet’s circular to shareholders dated May 26, 2006.

[3]	Please refer to Vantage’s circular to its shareholders dated January 25, 2006 in relation to, among other things, the acquisition of PacNet shares.

UOB Asia, the Singapore financial advisor to MediaRing, confirms that MediaRing has sufficient financial resources to satisfy in full all tenders with respect to the revised offer. The revised offer is not subject to any financing condition.
As of the initial expiration of the offer on June 12, 2006, approximately 11.8% of the issued shares of PacNet were tendered. Certain of these tenders have since been withdrawn. The depositary for the offer has advised MediaRing that approximately 472,661 shares (including  40,223 shares tendered pursuant to guaranteed delivery procedures), representing approximately 3.5% of the issued shares of PacNet, based on latest available information provided to MediaRing by PacNet) had been validly tendered in and not withdrawn from the offer as of June 21, 2006. The revised offer price extends to all tenders previously received. As of February 27, 2006, the date of MediaRing’s initial announcement of its intention to make the offer, MediaRing and parties acting in concert with it owned 651,572 shares, or approximately 4.8% of the issued shares of PacNet.
With the extension of the offer, the options proposal made to PacNet option holders has also been similarly extended to 5:00 p.m., New York City time, on July 10, 2006.
Shareholders may continue to use the existing Letter of Transmittal and related documents that MediaRing has previously made available to tender their shares during the extended offer period. Option holders may also continue to use the existing acceptance forms previously mailed to them to accept the options proposal.
PacNet shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact D.F. King & Co., Inc, the Information Agent for the offer at the following address and telephone numbers:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S.: 1(888) 567-1626
Banks and Brokers Call: 1(212) 269-5550
MediaRing will host a press conference on Thursday, June 22, 2006 at 5:30 p.m., Singapore time. A live audio webcast of the conference will be made available on MediaRing’s website at www.mediaring.com. The webcast will be available for replay until the expiration of the offer.
Further information about the tender offer, including MediaRing’s notices to PacNet investors, filings with the SEC and related press releases, is available at www.mediaring.com.
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.

The Directors of MediaRing (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet or Vantage Corporation), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable inquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
Contact Information:
United States & Europe:
Sitrick And Company
James Craig – james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth – jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng – silvia@august.com.sg
Alan Lee – alanlee@august.com.sg

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